Brian M. Katz
direct dial: 215.981.4193
katzb@pepperlaw.com

October 31, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Rebekah Toton, Staff Attorney Stephen Krikorian, Accounting Branch Chief Chris White, Accountant

Re:	MEDecision, Inc. Request for Confidential Treatment for Responses to Comments to Amendments No. 1 and 2 to the Registration Statement on Form S-1 (Registration No. 333-136532)

Ladies and Gentlemen:

          On behalf of MEDecision, Inc. (the “Company”), in connection with the submission of a letter dated the date hereof (the “Response Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated October 19, 2006 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-136532) filed with the Commission on August 11, 2006 (the “Registration Statement”), the undersigned respectfully submits this confidential treatment request pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83 (“Rule 83”).

          Enclosed please find four (4) complete copies of the Response Letter, with the confidential portions bracketed and marked confidential (the “Confidential Portions”). The Confidential Portions have been excluded from the version of the Response Letter electronically filed via EDGAR. For your convenience, also enclosed are four (4) copies of the Response Letter as filed electronically on EDGAR.

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Securities and Exchange Commission
October 31, 2006

          Please note that we have also sent a copy of this application, without enclosures, to the Office of Freedom of Information and Privacy Act Operations.

          The Confidential Portions include portions of the responses to Comments 23, 25 and 36 as well as portions of Appendix A to the Response Letter, which is referenced in the responses to Comments 25 and 28.

          The Confidential Portions constitute matters of business confidentiality or financial information within the purview of Rule 83 and the Freedom of Information Act (“FOIA”). The Company hereby requests confidential treatment of such information in accordance with Rule 83.

          On behalf of the Company, we also request pursuant to Release No. 6241 under the Securities Act of 1933 (the “Securities Act”) and Rule 83, that the Confidential Portions receive confidential treatment under the FOIA because the Confidential Portions involve commercial, business and financial information that is privileged and confidential.

          We also request that neither the Confidential Portions nor the fact that the Staff of the Commission is or was in possession of the Confidential Portions be disclosed in response to any request under the FOIA, the Commission’s rules or otherwise, and further that you notify the undersigned of any such request so that the Company may substantiate its request for confidential treatment pursuant to Rule 83. In addition, the Company is providing the Confidential Portions solely to the Commission and does not consent to disclosure of any of the Confidential Portions to third parties, including without limitation any federal, state or local governmental agency.

          Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

          All notices regarding this request should be sent to:

MEDecision, Inc.
Attention: Carl E. Smith
Executive Vice President and Chief Financial Officer
601 Lee Road
Chesterbrook Corporate Center
Wayne, Pennsylvania 19087
Telephone: (610) 540-0202
Facsimile: (610) 540-0272

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Securities and Exchange Commission
October 31, 2006

          With a copy to:

Pepper Hamilton LLP Attention: Brian M. Katz, Esq. 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, Pennsylvania 19103 Telephone: (215) 981-4000 Facsimile: (215) 981-4750

          Please contact me at (215) 981-4193 if you have any questions regarding this confidential treatment request.

Very truly yours,

/s/ Brian M. Katz
Brian M. Katz
of PEPPER HAMILTON LLP

Enclosures

cc:	Freedom of Information Act Officer (w/o enclosures) Carl E. Smith, MEDecision, Inc. (w/o enclosures)

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3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

(fax) 215.981.4750

Brian M. Katz
direct dial: 215.981.4193
direct fax: 215.981.4750
katzb@pepperlaw.com

October 31, 2006

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Rebekah Toton, Staff Attorney Stephen Krikorian, Accounting Branch Chief Chris White, Accountant

Re:	MEDecision, Inc.
Comments to Amendments No. 1 and 2 to the Registration Statement on Form S-1 Commission File No. 333-136532

Ladies and Gentlemen:

          On behalf of MEDecision, Inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-136532 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 19, 2006 (the “Comment Letter”). Page references contained in the response are to the prospectus contained in Amendment No. 3 to the Registration Statement (the “Amendment”), which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

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Securities and Exchange Commission

October 31, 2006

Form S-1/A

Outside Front Cover Page

1.	Please refer to prior comment 3 from our letter dated September 8, 2006. We note your response that you believe the words “Sole Bookrunning Manger” and “Co-Lead Manager” indicate the type of underwriting arrangement you have with certain underwriters and are important in potential investors’ understanding of the roles of various underwriters in your syndicate. However, we are unable to concur with your assertion that the term is material to potential investors’ decisions. Moreover, Item 501(b)(8)(i) calls for disclosure of that nature of the underwriting arrangements (i.e., a firm commitment versus best efforts or other offering not made on a firm commitment basis), but not disclosure of the roles of various underwriters within the syndicate. We continue to believe that these words should be deleted from the outside front cover page of the prospectus, since the meaning and significance of these references to potential investors is unclear and such information can be fully provided in the underwriting section of the prospectus.

In response to the Staff’s comment, the Company has removed the words “Sole Bookrunning Manager” and “Co-Lead Manager” from the outside front cover page of the prospectus.

Prospectus Summary, page 1

Company Overview, page 1

2.	Please refer to prior comment 4 from our letter dated September 8, 2006. Your response to our prior comment states that you significantly condensed the disclosure under the subheadings “Benefits of Our Solutions” and “Our Strategy.” We note the condensed disclosure under “Our Strategy.” However, “Company Overview” appears to be nearly identical to disclosure provided under a similar subheading on page 34. Please revise in accordance with Item 503(a) of Regulation S-K.

The Company has revised the disclosure in the Prospectus Summary in accordance with the Staff’s comment. In particular, the discussion of “Company Overview” has been significantly condensed. Please refer to the revisions on page 1 of the Amendment.

3.	Please refer to prior comment 5 from our letter dated September 8, 2006. We note from your response to our prior comment that you believe you are an industry leader based upon multiple criteria. Please revise your disclosure in the prospectus to set forth such criteria and your analysis of your position within the industry based upon such criteria, similar to the information set forth in your response letter. For example, disclose the basis for your statement that your customers insure or manage care for approximately one out of every six insured persons in the U.S. This statement appears to be based primarily on your own analysis of both public and non-public information. If true, please clarify this disclosure in your prospectus. In addition, we were unable to locate any disclosure responsive to the second part of our prior comment. In this respect, please ensure that the revised disclosure relating to your leadership claim is balanced to provide a complete and accurate context for the claim. How does your status compare to that of significant competitors with respect to important measures of market share, innovation and leadership? If the particular claim you are making is not based on the opinions of independent third parties, rephrase the claim to convey that it is your belief.

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Securities and Exchange Commission

October 31, 2006

In response to the Staff’s comment, the Company has removed the word “leading” in the description of the Company in the prospectus, including in the “Prospectus Summary” and in the “Business” sections of the prospectus. In addition, in response to the Staff’s comment, the Company has modified the reference to the statement that its customers insure or manage care for approximately one of every six insured persons in the United States to indicate that such statement is the Company’s belief based on its review of publicly available information and its customers’ enrollment data. The disclosure now only appears in the “Business” section on page 71 of the Amendment.

4.	Please refer to prior comment 6 from our letter dated September 8, 2006.

•	You state in your response that because of the “limited impact of the material weakness on the Company’s results and future operations…”, you feel it is not necessary to include disclosure of such weakness in the summary. However, according to your disclosure on page 57, you also are currently working to remediate several material weaknesses identified by your former independent registered public accounting firm. We note that these material weaknesses are not discussed in your risk factor on page 19 and that neither your risk factor disclosure nor your disclosure on your controls and procedures quantifies the impact of the statement caused by the material weakness identified by Grant Thornton. Therefore, we are currently unable to concur with your conclusion that you should not provide a brief description of these material weaknesses in the summary.

In response to the Staff’s comment, the Company has added a section titled “Internal Controls and Restated Financial Statements” to the “Prospectus Summary” on page 3 of the Amendment regarding the material weaknesses in internal controls.

•	Please revise your risk factor disclosure to address all material weaknesses that currently exist. You should quantify the impact of any changes to your financial statements that arose as a result of such material weaknesses, as well as any material costs associated with the remediation of those material weaknesses.

The Company has revised its risk factor on pages 20 to 22 of the Amendment to address the Staff’s comments concerning the risk factor. In addition, the Company has expanded its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 66 to 70 of the Amendment to further discuss the impact to the Company’s financial statements resulting from the restatements that were as a result of the material weaknesses. In further analyzing the remediation efforts required in connection with the material weaknesses, the Company has concluded that the remediation efforts that it has begun are ongoing and, while the remediation costs to date have been immaterial (approximately $120,000 as of September 30, 2006), the future costs are uncertain at this time. The Company has disclosed the financial impact in the Prospectus Summary on page 3 of the Amendment, the applicable risk factor on weaknesses in internal controls on pages 20 to 22 of the Amendment and in the material weakness and restatement disclosure in the MD&A section of the prospectus on pages 66 to 70 of the Amendment.

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Securities and Exchange Commission

October 31, 2006

•	Finally, your risk factor should also address how these material weaknesses reflect on your overall control environment.

The Company has revised its risk factor on page 22 of the Amendment to address the Staff’s comments concerning the Company’s overall control environment.

Industry Overview, page 1

5.	Please refer to prior comment 7 from our letter dated September 8, 2006.

•	We note from your response that the report by HealthCore, Inc. was commissioned by MEDecision. Since the data obtained from HealthCore, Inc. does not appear to be publicly available, a consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

The Company respectfully refers the Staff to previously filed Exhibit 23.3 of the Registration Statement, which is the consent of HealthCore, Inc. noted in the Staff’s comment.

•	Please also obtain a similar consent and disclosure from Gartner if the report cited is not publicly available at nominal or no cost.

In response to the Staff’s comment, the Company has obtained the noted consent and has filed it as Exhibit 23.5 to the Amendment.

Use of Proceeds, page 26

6.	We note your response to prior comment 12 from our letter dated September 8, 2006 regarding your use of proceeds. Noting you intend to use $9.3 million of your net offering proceeds to pay accrued and unpaid dividends on your Series B and C redeemable convertible preferred stock, please provide your best estimate for the remainder of your use of proceeds between acquisitions and other general corporate purposes, clarifying what other general purposes might include. For example, your disclosure in the section “Strategy for Growth” on page 36 appears to indicate you intend to invest in technology infrastructure to help increase transaction volume, additional sales personnel and marketing programs to increase awareness of your integrated solution and additional marketing to develop cross-selling programs to increase the number of modules utilized by your customers.

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Securities and Exchange Commission

October 31, 2006

The Company hereby confirms to the Staff that it does not have any current or definitive plans for the use of the net proceeds, other than the payment of dividends on the Series B and C redeemable convertible preferred stock as set forth in the “Use of Proceeds” section of the prospectus. However, the Company advises the Staff that it may use a portion of its net proceeds to implement its growth strategy and, accordingly, has revised the disclosure on page 28 of the Amendment to describe the general categories to which the proceeds are likely to be allocated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

7.	Please refer to prior comment 15 from our letter dated September 8, 2006. We note the disclosure added on page 36 in response to our prior comment. However, we continue to believe you should expand your “Overview” to include management’s perspective on the current financial condition of your business, including the factors that your company’s executives focus on in evaluating financial condition and operating performance. For example, disclose if your executives focus on gross margins or your mix of types of revenues in assessing your financial condition. Your revised disclosure addresses your growth strategy going forward, but does not address the material operations, risks and challenges facing your company and how management is dealing with these issues. Consider addressing the manner in which you expect net proceeds from this offering to be applied to your growth objectives and the challenges you face growing your business using the strategies discussed on page 36. We note the trends in your types of revenues as a percentage of total revenues on page 43. Discuss these trends and the material factors you anticipate will impact these trends in the future.

The Company has added disclosure in the “Overview” of the MD&A section of the prospectus at pages 37 to 38 to address the Staff’s comments. In particular, the Company has discussed management’s perspective on the current business and the risks and challenges facing the Company. The Company has discussed the anticipated shift in the Company’s revenue to more subscription and transaction fees based revenue and the impact that this recurring type revenue will have in making revenue more consistent and predictable. The Company’s additional disclosure also addresses the factors that management considers when evaluating the Company’s performance, including those measures that are not part of the Company’s consolidated financial statements. As discussed above in response to Comment No. 6, the Company does not have any current or definitive plans for the use of the net proceeds, other than the payment of dividends on the Series B and C redeemable convertible preferred stock as set forth in the prospectus. The Company anticipates that its future growth pursuant to its strategy set forth in the prospectus will be funded from operating cash flow, supplemented by net proceeds from this offering.

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Securities and Exchange Commission

October 31, 2006

8.	We note your statement on page 34 that annual subscription licenses and transaction fees have represented an increasing proportion of your revenues. However, according to your chart on page 43, it appears that these revenues as a percentage of total revenues have been decreasing annually since fiscal 2003. Please revise to clarify your disclosure and the trends within your revenue streams.

The Company notes that the original language in the prospectus identified by the Staff in its comment was not clear. The Company has replaced this language in the prospectus with the new “Overview” language at pages 37 to 38 of the Amendment that is responsive to Comment No. 8 above. In so doing, the Company clarifies the trends within its revenue streams.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 41

9.	Please revise to disclose the following information related to issuances of equity instruments pursuant to paragraphs 182 and 183 of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”):

•	Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;

•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

•	Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

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Securities and Exchange Commission

October 31, 2006

The Company has revised its “Stock-Based Compensation” disclosure on pages 46 to 48 of the Amendment to include the suggested information from the AICPA Practice Aid. In its answer to Comment No. 39, the Company has detailed the factors which have affected the fair value of the Company’s common stock from the period December 31, 2004 through the mid-point of the filing range. The Company respectfully asks that the Staff consider the factors in its response to the Comment No. 39 in its answer to this Comment No. 9. In addition, the Company has prepared the following supplemental table to summarize the grant dates, valuation dates and milestones affecting the fair values.

Month	Revised FV per share	Change in FV	Milestones

December, 2004	$2.02		Retrospective fair value as of December 31, 2004
May, 2005	2.02		Option grant date
July, 2005	$4.52	$2.50	Retrospective fair value on December 31, 2005 used
August, 2005	$4.52		Option grant date
October, 2005	$4.52		Option grant date
November, 2005			Pilot program using PCS begins at Blue Cross Blue Shield Delaware
November, 2005			Contract signed with significant customer for IMM suite and to deliver PCS to provider network
December, 2005	$4.52		Company exceeds plan; profitable for first time in five years
December, 2005	$4.52		Retrospective fair value as of December 31, 2005
January, 2006	$4.52		Option grant date
April, 2006	$4.52		Option grant date
May, 2006			Company began work on two new modules allowing it to receive data from other payers and providers to be included in the clinical information provided in delivery of PCS
June, 2006			Company delivered an interface to HCSC that will allow patients to securely enter information which is not in the file of the payer
June, 2006	$6.34	$1.82	Contemporaneous fair value as of June 30, 2006
July, 2006	$6.34		Option grant date
September, 2006	$6.34		Pilot program converts to third customer for PCS

Consolidated Results of Operations, page 43

10.	Please refer to prior comment 19 from our letter dated September 8, 2006. We note the revisions made to this section in response to our prior comment. However, we continue to believe you should provide greater qualitative disclosure on the reasons for these changes to put them in context for investors.

•	For example, revise your disclosure on page 44 to quantify the increases in revenue attributable to new versus existing customers and the number of service projects to new customers that are one-time versus recurring in nature.

The Company has revised its disclosure on pages 51, 53 and 55 of the Amendment in the description of “Revenue” in each of the period to period comparisons to discuss the increases in revenue attributable to new versus existing customers and the number of services projects to new customers that are recurring versus non-recurring.

•	You should provide investors a clear description of the types of services in which you are engaging and how changes or additions to those services impact your results of operations. In this regard, we note from your response to prior comment 19 that new customers initially license your Advanced Medical Management module in addition to one or two other modules and may expand their product suite after the implementation of the initial products. This is not clear from the disclosure in your prospectus.

The Company has added a paragraph to the overall description of “Sources of Revenue” in the introduction to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 39 and 40 that describes the trends in the Company’s sales of its solutions to its customers. This section further describes the Company’s customers’ generally licensing patterns and also describes the trend the Company has experienced with the Company’s customers initially licensing more than one module at the outset of the business relationship with the Company. The Company has also added disclosure in each of the period to period comparisons concerning Net (Loss) Income on pages 52, 55 and 57 to discuss the impact of changes or additions to the types of services in the period on the Company’s results of operations.

•	For example, on pages 45 and 47 you simply state that increases in revenues were attributable to “an increase in the number and average size of sales of [y]our Integrated Medical Management suite.” Have you experienced an increase in new customer or renewal customers?

The Company has added disclosure in the discussion of “Revenue” on pages 51, 53 and 55 of the Amendment in each period to period comparison related to the increases in new or renewal customers.

•	What trends have you experienced and do you expect with regards to the average size of sales and the addition of more modules subsequent to the initial product implementation? Do the sales and/or transaction fees associated with one specific module account for a material portion of total revenues?

The Company has addressed the Staff’s points in the new paragraph to the overall description of “Sources of Revenue” in the introduction to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 39 and 40.

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Securities and Exchange Commission

October 31, 2006

Comparison of Six Months Ended June 30, 2006 and 2005, page 43

11.	We note your revised disclosure in response to prior comment number 18 and reissue a portion of the comment. Revise to explain the impact of the accretion of your preferred stock on loss available to common shareholders.

The Company has revised the disclosure on pages 53, 55 and 57 of the Amendment to address the Staff’s comment concerning the accretion of the Company’s preferred stock.

Liquidity and Capital Resources, page 51

12.	Your response to prior comment number 22 indicates that you believe providing a discussion addressing your potential cash requirement relating to the redemption of preferred stock as it is not material to investors. However, since the shareholders of your Series B and C redeemable convertible preferred stock can require you to redeem the preferred stock after March 31, 2007, you are required to disclose this potential upcoming cash requirement based on the guidance in Section IV of SEC Release 33-8350. Revise your disclosure to include a discussion similar to the one provided in your response.

The Company has revised the disclosure on page 61 of the Amendment to address the Staff’s comment concerning the redemption of preferred stock.

Operating Activities, page 52

13.	We note your revised disclosure in response to prior comment number 23 and reissue a portion of the comment. We note your disclosure does not identify cash collected (or expected collection) from accounts receivable as an underlying driver of your liquidity or discuss the reasons for the material changes of this underlying driver. Revise as appropriate. We refer you to the disclosure requirements of Regulation S-K, Item 303 (a)(1) and Section IV.B of SEC Release 33-8350.

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Securities and Exchange Commission

October 31, 2006

The Company has revised the disclosure on pages 61 and 62 of the Amendment to address the Staff’s comment concerning cash collected from accounts receivable.

Controls and Procedures and Changes in Accountants, page 56

14.	Please refer to prior comment 24 from our letter dated September 8, 2006. We note your revised disclosure on pages 57 and 58 in response to our prior comment. Revise to quantify the impact of the recent restatement to your financial statements. We continue to believe you should revise your disclosure to provide a materially complete description of the material weaknesses referenced in this section. For example, revise to disclose the specific types of weaknesses in accounting for revenue recognition, income taxes, and accretion of costs and dividends related to preferred stock. Your revised disclosure should also address how each remedial measure described addresses the specific material weaknesses and the total capital expenditures associated with implementing these measures. Please also revise to state the basis for your statement that you believe that the material weaknesses in internal controls will be substantially remediated by the end of 2006.

The Company has revised the disclosure on pages 66 to 70 of the Amendment to provide a description of the material weaknesses and to address the remedial measures and their costs. In response to the Staff’s comment and upon further analysis by the Company, the Company has deleted the statement in the prospectus that the material weaknesses in internal controls will be substantially remediated by the end of 2006. Additionally, the Company has revised the risk factor on pages 20 to 22 of the Amendment to address the Staff’s concerns.

Business, page 59

15.	We note the reference on your website to certain “alliance partners” such as BusinessObjects and Fair Isaac. Revise your disclosure in an appropriate location to disclose the nature of these relationships and their importance to your business or advise.

The Company confirms to the Staff that the Company’s business relationship with Business Objects and Fair Isaac are immaterial.

The Company utilizes reporting software from Business Objects within certain of the Company’s solutions. This software provides a tool pursuant to which the Company’s customers can view and print reports of data generated by the Company solution. If the relationship between Business Objects and the Company were terminated, the Company could easily replace this reporting tool with one of many alternatives with little or no impact on its solutions. The Company receives a small mark-up on the cost of this reporting tool in connection with the sale of each license for a product that contains this tool. The Company estimates that it receives approximately $100,000 in revenue from this relationship per year, an amount that it considers immaterial.

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Securities and Exchange Commission

October 31, 2006

The Company utilizes a database management tool from Fair Isaac that is part of the Company’s Advanced Medical Management module. This software provides a tool pursuant to which the Company’s customers can manipulate data contained in the data base applications of certain of its solutions. If the relationship between Fair Isaac and the Company were terminated, the Company could easily replace this database management tool with one of many alternatives with little or no impact on its solutions. The Company receives no profit on this tool and its price is built into the price of the Advanced Medical Management module such that the Company covers its cost upon a sale of that module. For the foregoing reasons, the Company considers this relationship immaterial.

Management, page 72

Employment Agreements, page 79

16.	Please refer to prior comment 29 from our letter dated September 8, 2006. We note from your response that you are currently negotiating new and/or additional employment agreements with your named executive officers. Please revise your disclosure to indicate the status of such negotiations.

The Company is currently negotiating employment agreements with two of our executive officers. The Company anticipates either completing or terminating those two negotiations prior to the consummation of this offering. The negotiation of employment agreements with other executive officers has been terminated. Such negotiations will not be renewed prior to consummation of the offering and the Company is not certain whether it will seek to negotiate such agreements in the future.

Certain Relationships and Related Party Transactions, page 87

Principal and Selling Shareholders, page 91

17.	Please refer to prior comment 33 from our letter dated September 8, 2006. We note from your response that you do not believe you have had a material relationship with any of the named selling shareholders during the past three years and that you do not believe Item 507 requires disclosure on the details of the issuance transactions whereby the selling shareholders obtained the shares being offered for their accounts. Please note that we consider all transactions whereby selling shareholders received the shares being offered for their accounts to be material transactions to the offering being registered in this registration statement (i.e., the resale of such shares). To the extent that the selling shareholders received their shares within the past three years, please revise your prospectus to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares, options or warrants received by them.

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Securities and Exchange Commission

October 31, 2006

The Company has revised the disclosure on page 106 of the Amendment to clarify the origin of the shares to be sold by the selling shareholders. The Company confirms to the Staff that a portion of the shares of common stock being offered under the Registration Statement by each of the selling shareholders listed in the table were acquired upon conversion of a portion of the shares of Series B and Series C redeemable convertible preferred stock previously purchased from the Company, such conversion which was pursuant to the conversion agreements described in the Registration Statement. The Company has disclosed these circumstances in the Amendment. The remainder of the shares of common stock being offered by the selling shareholders will be acquired upon conversion of the Series B and Series C redeemable convertible preferred stock in connection with the consummation of this offering.

All of the shares of Series B and Series C redeemable convertible preferred stock were originally issued by the Company on or prior to April 2003, so that none of the shares were issued within the past three years. The Series B redeemable convertible preferred stock was originally acquired from the Company between June and August 2000 at a per share purchase price of $9.46. The Series C redeemable convertible preferred stock was originally acquired from the Company in September 2001 or March 2002 at a per share purchase price of $2.26 per share. Kevin Gilbert also acquired a portion of his shares of Series C redeemable convertible preferred stock through Series C redeemable convertible preferred stock awards granted under the Company’s Series C Stock Equity Incentive Plan, the last award of which was in April 2003. Certain of the selling shareholders acquired their shares of Series B and Series C redeemable convertible preferred stock in transfers from the original owners; however, no such transfer took place after September 2003.

Accordingly, as discussed in our initial response, since none of the shares to be sold were acquired within the past three years, the Company does not believe that further disclosure is required by Item 507 of Regulation S-K.

18.	We note your disclosure in footnote (6) on page 93 states that Mr. St. Clair has voting power over 270,000 shares pursuant to a pledge agreement and has been given a proxy to vote an additional 369,773 shares by certain shareholders of record. Please tell us where we can find the terms of these agreements.

Mr. St. Clair has voting power over 135,000 shares of common stock (after the anticipated reverse stock split) pursuant to pledge agreements relating to certain loans from family members. The Company has described these pledge agreements on page 105 of the Amendment and has filed the agreements as Exhibits 10.18(i), 10.18(ii), 10.18(iii) and 10.18(iv). Mr. St. Clair also has voting power of 180,135 shares of common stock (after the anticipated reverse stock split) pursuant to the proxy contained in the Shareholders Agreement executed by certain option holders that have exercised their options to purchase shares of our common stock. These arrangements are discussed on page 105 of the Amendment and the form of proxy has been filed as Exhibit 10.17. These proxies terminate upon the consummation of this offering.

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Securities and Exchange Commission

October 31, 2006

Consolidated Statements of Operations, page F-3

19.	We note you have only provided one financial statement caption for cost of revenue. Revise to present cost of revenue from term license revenue, subscription, maintenance and transaction fees and professional services separately. Cost of revenue should be combined and presented in the same manner as revenue pursuant to Rule: 5-03(b) of Regulation S-X.

The Company has revised its Consolidated Statements of Operations in the Amendment to separately present cost of revenue related to term licenses fees, subscription, maintenance and transaction fees and professional services fees. In addition, the Company has revised the “Summary Consolidated Historical and Pro Forma Financial Data” on page 7 of the Amendment, the “Selected Consolidated Historical and Pro Forma Financial Data” on page 35 of the Amendment, the “Consolidated Results of Operations” on page 50 of the Amendment and the “Unaudited Quarterly Statements of Operations” on page 59 of the Amendment to conform to the revised presentation on page F-3 of the Amendment. Please refer to these revised sections of the Amendment.

20.	Revise your pro forma earnings per share caption to disclose that the earnings per share information are being presented on a diluted basis.

In response to the Staff’s comment, the pro forma earnings per share caption has been revised to disclose that the earnings per share information is being presented on a diluted basis.

Note (2) Restatement of Financial Statements, page F-7

21.	We note your revised disclosure in response to prior comment number 38. Please address the following additional comments with respect to your disclosure:

•	Your disclosure indicates that you corrected your method of reporting reimbursable expenses and that you previously netted amounts received against the related expenses in cost of revenue. Revise to disclose your corrected policy for reporting reimbursable expenses.

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Securities and Exchange Commission

October 31, 2006

In response to the Staff’s comment, the Company has disclosed its corrected policy for reporting reimbursable expenses at page F-7 of the Amendment. The Company believes that the Task Force’s consensus in EITF 01-14 that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement applies to a portion of its billings to customers, and, accordingly, has corrected its accounting to reflect such reimbursements as revenue.

•	Your disclosure states that you restated revenue as you determined that revenue from certain contracts had been recognized prematurely in prior periods. Tell us the reason that revenue was recognized prematurely in prior periods. In this respect, clarify the nature of the error and what accounting literature you were improperly applying. Further, revise to disclose how your revised accounting policy complies with the applicable accounting literature.

As discussed in the response to comment 14 above, as a result of weaknesses in internal control, the Company prematurely recognized revenue from some transactions in prior years prior to the applicable contracts being signed by the Company and its customers and to the creation of persuasive evidence that an arrangement existed. In response to the Staff’s comment, the Company has revised its disclosure at page F-7 of the Amendment to state that its revised accounting policy complies with SAB 104 and Statement of Position 97-2, Software Revenue Recognition.

•	Your disclosure indicates you changed your practice of recognizing in mid-month the advanced billings for the following month in accounts receivable and deferred revenue. Revise to disclose your corrected policy for reporting advanced billings.

In response to the Staff’s comment, the Company has revised its disclosure on reporting billings at page F-7 of the Amendment to disclose that the Company now recognizes billings as receivables in the month they are due.

•	You disclose three corrections to your accounting for Series C redeemable convertible preferred stock. Revise your disclosure to explain why these error corrections are necessary and how your current accounting complies with the applicable guidance. In addition, tell us, how you determined that similar corrections were not necessary for series A convertible preferred stock and Series B redeemable convertible preferred stock.

In response to the Staff’s comment, the Company has revised its disclosure at pages F-7 and F-8 of the Amendment to note that: (i) the conversion options on Series B and C redeemable convertible preferred stock are now separated from the underlying host contract in accordance with SFAS 133, EITF 00-19, and DIG B-38 (see supplemental disclosures in response to comment 37); (ii) the Series C redeemable convertible preferred stock has been accreted to its redemption value at the earliest redemption date in accordance with EITF Topic D-98, and (iii) the beneficial conversion option recorded for Series C redeemable convertible preferred stock has been reversed in accordance with EITF issue 98-5 and 00-27, since the conversion rate now exceeds the fair value of the common stock into which it would convert. The Company has revised its disclosure of “Summary of Significant Accounting Policies and Practices” at pages F-20 to F-21 in Footnote 3 to reflect these changes, as well as the disclosure at page 48 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies.”

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Securities and Exchange Commission

October 31, 2006

The Company supplementally discloses that it determined that similar corrections for the Series A convertible preferred stock conversion options were not necessary because Series A convertible preferred stock was not redeemable for the greater of stated or fair value. Series A convertible preferred stock was accreted to its liquidation or redemption value at the earliest redemption date, and a beneficial conversion option for the accrued and unpaid dividends was recorded for periods in which the conversion value of the options exceeded fair value as determined by a retrospective valuation. The Company determined that no similar corrections were needed for the Series B redeemable convertible preferred stock because the Series B redeemable convertible preferred stock had been accreted to redemption value at the earliest redemption date and no beneficial conversion option existed on the accrued and unpaid dividends because the conversion rate exceeds the fair value of the common stock into which it would convert.

Note (3) Summary of Significant Accounting Policies

(a) Basis of Presentation, page F-10

22.	We note your pro forma balance sheet and earnings per share disclosure provided in response to prior comment number 37. Your pro forma earnings per share disclosure include the effect of assumed exercise of outstanding warrants and stock options and the treasury stock impact of such exercise activity.

•	Clarify whether the terms of the warrants and stock options require exercise upon the offering. If not, clearly indicate that these are dilutive securities in your pro forma calculation.

The Company supplementally advises the Staff that the 217,500 warrants are assumed to convert into common at the time of the offering because, under the terms of these warrants, they expire upon consummation of a qualified initial public offering. The contemplated initial public offering meets the threshold of a qualified initial public offering. The calculation of weighted average shares on page F-12 of the Amendment has been revised to make clear the distinction between the “if converted” effects and dilutive securities effects.

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Securities and Exchange Commission

October 31, 2006

•	Further, revise to disclose the assumptions used to calculate the amount of warrants and stock options that will (or potentially) be exercised.

The Company has revised its disclosure in Footnote 8 on pages F-32 to F-35 of the Amendment to indicate the assumptions used to calculate the amount of warrants and stock options that will potentially be exercised.

•	Also, revise your disclosure to clarify why there will be a treasury stock impact of the exercise of stock options and warrants.

In accordance with the guidance in SFAS 128, Earnings per Share, the treasury stock method was used to determine the dilutive effect from the exercise of warrants and options. In response to the Staff’s comment, the Company has revised its disclosure on page F-21 of the Amendment to indicate why there will be a treasury stock impact due to the exercise of stock options and warrants.

•	Further, clarify why your pro forma balance sheet only adjusts for the exercise of outstanding warrants.

The Company supplementally advises the Staff that the pro forma balance sheet presented not only adjusts for the exercise of warrants which would otherwise expire upon the consummation of the offering, but also shows the effect of the conversion of the preferred stock which is mandatory upon consummation of a qualified initial public offering.

(c) Revenue Recognition, page F-12

23.	We note the portion of your response to prior comment number 39, which discusses your policy for establishing VSOE of fair value of your services using package pricing. Please address the following additional comments with respect to your response:

•	Your response indicates the service packages as well as the standard hourly rates vary based on the customer classification. Please expand your description of the nature of the services provided and prices charged to your four separate customer categories. As part of your response, tell us the difference in nature of services offered to each group of customers. Clarify whether the effort required to complete these services varies based on customer classification. Further, explain the difference in prices charged to your four customer categories. Please tell us the specific hourly rate(s) charged to each group of customers.

The nature of the services provided by the Company are (i) implementation planning, installation and configuration of its software, (ii) business consulting, (iii) project management, (iv) training of end users, (v) data conversion, (vi) building simple interfaces, (vii) running test data, (viii) assisting in the implementation of the products and (ix) upgrades to new releases of its products. The Company classifies its customers based on total lives covered under each customer’s plan as follows:

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Securities and Exchange Commission

October 31, 2006

Small: less than [CONFIDENTIAL TREATMENT REQUESTED: ___] lives covered

Medium: between [CONFIDENTIAL TREATMENT REQUESTED: ___] lives covered

Large: between [CONFIDENTIAL TREATMENT REQUESTED: ___] lives covered

Jumbo: [CONFIDENTIAL TREATMENT REQUESTED: ___] lives covered

Hourly rates charged for services for each class of customer are as follows:

Small: [CONFIDENTIAL TREATMENT REQUESTED: ___]

Medium: [CONFIDENTIAL TREATMENT REQUESTED: ___]

Large: [CONFIDENTIAL TREATMENT REQUESTED: ___]

Jumbo: [CONFIDENTIAL TREATMENT REQUESTED: ___]

In determining the hourly rates to be charged to a specific class of customers, the Company considers the differentiation in the types of services to be provided and expertise required by its project team. The Company’s experience has shown that the larger the customer, the more complex their operations and information technology environment. For example, a “small” customer typically requires a standard implementation with fewer interfaces and data conversions and accordingly can be managed by a junior business analyst as opposed to a senior project manager. On the other hand, a customer with more significant membership will likely have other systems within their information technology environment and intends to interface multiple systems with our solutions. Accordingly, larger customers require a more experienced project team to assist them with designing the workflow as it relates to not only Company products but other applications the customer uses (for example, their claims system) and desires to interface with our software solutions. Furthermore, the level of participation by the customer’s own staff increases as the size of the customer and complexity of the projects increase. For large scale projects, a senior project manager is required to manage not only the Company’s project team but also the customer’s project team. Therefore, the hourly labor costs incurred on projects increase as the required level of experience increases on these jobs.

•	Your response indicates that you believe “the lowest of the rates charged to customers in separate service sales are substantive as they are based on the Company’s standard rates.” Explain further your reference to the lowest of the rates charged to customers. That is, your response indicates that the hourly rate used to determine fair value within a class of customer is consistent as the rate charged does not change for customers within a particular classification. Clarify how some rates are lower than others if the rate charged does not change.

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Securities and Exchange Commission

October 31, 2006

With respect to the Company’s response to prior comment number 39, “the lowest of the rates charged to customers” refers to the [CONFIDENTIAL TREATMENT REQUESTED: ___] hourly rate charged to customers included in the “small” classification of customers; however, the Company clarifies that within a particular class of customer, the rates charged to each customer are consistent. Some rates are lower than others only in that the rates range from [CONFIDENTIAL TREATMENT REQUESTED: ___] an hour for small customers to [CONFIDENTIAL TREATMENT REQUESTED: ___] an hour for jumbo customers. The Company’s intention in pointing out that the [CONFIDENTIAL TREATMENT REQUESTED: ___] per hour was a substantive rate was to illustrate that the floor for hourly services rates is one that has a substantial profit margin, i.e., the Company is not offering services below fair market value as an incentive for a customer to license its software.

24.	We note your response to prior comment number 42, which states “[t]he subscription license arrangements are one-year, time based licenses that entitle the customer to the use of a specified software product and also include post-contract customer support (PCS) for the entire one-year term of the arrangement.” Please address the following additional comments based on this response:

•	We note you include revenue generated from your term licenses with maintenance and transaction fees on your consolidated statement of operations. Since you have not established VSOE to allocate fair value to the elements in your term license arrangements, explain why you have not separately presented this revenue in one financial statement caption on your consolidated statement of operations. That is, since the subscription revenue consist of both product and service revenues, explain why classifying this revenue with service revenues is appropriate. You should also include a footnote description to inform investors of the nature of this financial statement caption. Revise as appropriate.

The subscription, maintenance and transaction fee caption on the Consolidated Statements of Operations is intended to reflect recurring revenue, i.e., post-contract customer support payments amortized ratably over the support period, hosting and service bureau fees recognized ratably over the hosting period and transaction fees recognized on a monthly basis as transactions occur. The Company includes such fees in the subscription, maintenance and transaction fee caption pursuant to Rule 5-03(b) of Regulation S-X, as these contracts represent service type arrangements between the Company and its customers. In addition, there are certain one-year licenses which include support that are also included in the subscription, maintenance and transaction fee caption on the consolidated statement of operations. The Company is unable to unbundle the support element from the license element in such arrangements as they pertain to 12 month time-based licenses. Although these fees include a product element that otherwise should be included in a separate caption on the consolidated statement of operations, the Company has included these fees in subscription, maintenance and transaction fee caption since it does not have a basis for unbundling the product element of the arrangement from the support element of the arrangement. In addition, since such fees represent less than 10% of total revenue for each of the reported periods, the Company believes that it is appropriate to include these fees within subscription, maintenance and transaction fee revenue, as Rule 5-03(b) of Regulation S-X states that a class of revenue which represents less than 10% of total revenue may be combined with another class. For the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, the Company recorded subscription, maintenance and transaction fee revenue of $2.7 million, $0.4 million, $0.8 million, $0.3 million and $0, respectively, related to such arrangements. Based on its current projections, the Company does not anticipate that these fees will represent more than 10% of total revenue in any future period. The Company will continue to monitor the significance of these fees on a quarterly basis to determine if they represent more than 10% of revenue in any given quarter.

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Securities and Exchange Commission

October 31, 2006

In order to inform investors of the nature of the subscription, maintenance and transaction fee caption on the consolidated statements of operations, the Company has enhanced its “Sources of Revenue” disclosure on page 39 of the Amendment, its discussion of revenue recognition in the “Critical Accounting Policies and Estimates” section on pages 42 to 45 of the Amendment and its revenue recognition disclosure at Footnote 3(d) on pages F-12 through F-15 of the Amendment to include a discussion that specifies the revenue caption in which each of the Company’s revenue elements is included.

• Revise your footnote disclosure, critical accounting policy and sources of revenue disclosure to clearly disclose that you refer to the one-year term licenses as subscriptions.

The Company has enhanced its “Sources of Revenue” disclosure on page 39 of the Amendment, its discussion of revenue recognition in the “Critical Accounting Policies and Estimates” section on pages 42 to 45 of the Amendment and its revenue recognition disclosure at Footnote 3(d) on pages F-12 through F-15 of the Amendment to clearly disclose that it refers to one-year term licenses as subscriptions.

25.	We note your responses to prior comment numbers 40 and 41, which indicates you sell certain modules under one-year term license and other modules under five-year term licenses. In this respect, based on your disclosure on page 35, it appears you sell Advanced Medical Management and Clinical Rules and Process modules under five-year term license and your Analysis and Disease Management and Information Exchange Modules under one-year term license. We further note that all four of these modules are part of your Integrated Medical Management Suite based on your disclosure on page 64. Clarify whether you sell five-year term licenses and one-year term licenses to the same customer and in the same arrangement (as defined by the guidance in AICPA Technical Practice Aid 5100.39). If you do sell these modules in the same arrangement, clarify how you allocate arrangement fee to the elements in the combined arrangement, i.e. all elements in the one-year term licenses and five-year term licenses. In this respect, we note you have not established VSOE of fair value of the elements of your term licenses. Tell us how your inability to establish VSOE of fair value of the PCS in your one-year term license impacts your ability to recognize revenue for the license upon delivery for the five-year term license. We refer you to paragraph 12 of SOP 97-2. Please provide your complete analysis.

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Securities and Exchange Commission

October 31, 2006

The Company does in fact sell five-year term licenses and one-year term licenses in the same contractual arrangement. In addition, the Company may sell a five-year term license and one-year term license to a single customer under contracts which are separate legal documents but are accounted for as a single arrangement based on the guidance in AICPA Technical Practice Aid 5100.39.

Under these arrangements, the customer has the ability to renew the one-year term license based on a renewal rate that is specified in the contract. Because the renewal rate is substantive, the Company establishes VSOE of fair value of the one-year term license based on the price that the customer will pay for the one-year term license when it is sold separately as a renewal. When the Company establishes VSOE for all other undelivered elements in the arrangement, including the post-contract customer support (PCS) for the product licensed under the five-year term license, the license fee for the five-year term license is recorded under the residual method in accordance with paragraph 12 of SOP 97-2, once persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. The fair value of the one-year term license is amortized over the 12-month subscription term as the license fee is bundled with PCS for that product. Although sufficient evidence does not exist with respect to VSOE of fair value for the PCS element itself which is included in the one-year term license fee, VSOE does exist on the one-year license/PCS fee in its entirety. In order to clarify the Company’s methodology with respect to allocating the arrangement fee to the various elements in a combined arrangement, please see the example below for a small customer:

Advanced Medical Management (AMM) License Fee (five year term) – [CONFIDENTIAL TREATMENT REQUESTED: ___]

AMM Annual PCS fee – [CONFIDENTIAL TREATMENT REQUESTED: ___]

Analysis and Disease Management (ADM) License/PCS fee (one year term) – [CONFIDENTIAL TREATMENT REQUESTED: ___]

Implementation fees – [CONFIDENTIAL TREATMENT REQUESTED: ___]

In this example, VSOE for the AMM license fee does not exist because the Company does not have a history of separate sales of AMM licenses. VSOE for the AMM annual PCS fee is established based on the renewal rate pursuant to paragraph 57of SOP 97-2. VSOE on the ADM license/PCS fee is established based on the renewal rate pursuant to paragraph 57 of SOP 97-2. VSOE for the implementation fees is established based on the hourly rate used for separate service sales to customers in this classification. Since VSOE exists on all undelivered elements, the residual method is used to determine that fair value of the AMM license fee is in fact [CONFIDENTIAL TREATMENT REQUESTED: ___]. Therefore the AMM license fee is recorded upon achievement of the four basic revenue recognition criteria. The AMM annual PCS fee is recorded over the 12-month support term. The ADM annual license/PCS fee is recorded over the 12-month license term since the PCS element cannot be unbundled from the license element. The services are recognized on the proportional performance method as the work is performed.

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Securities and Exchange Commission

October 31, 2006

Our inability to establish VSOE of fair value of the PCS that is included in the annual subscription license fee does not preclude us from recognizing revenue for the five-year term license upon delivery because the Company is able to establish VSOE for the entire annual subscription fee for the one-year term license based on the substantive renewal rate. Therefore, the Company is able to establish VSOE of fair value of all undelivered elements at the outset of the arrangement(s).

Please refer to Appendix A to this response letter for further discussion on revenue recognition, establishment of VSOE of fair value and standard payment terms for the various elements included in the Company’s contractual arrangements. The purpose of Appendix A to this response letter is to provide a clearer understanding of the various product and service offerings of the Company, the pricing structure under which the products and services are offered to customers and the method for establishing VSOE of fair value for each of these products and services.

26.	Your response to prior comment number 43 indicates that with the exception of the Information Exchange module, application of EITF 00-3 requires you to account for your hosting services pursuant to SOP 97-2. Please address the following additional comments based on your response:

•	Clarify whether you have established VSOE of fair value of your hosting services, which based on your disclosure on page 35, is generally five years in duration. If you have established VSOE of fair value of the hosting services, clarify how your policy complies with paragraph 10 or 57 of SOP 97-2. If you have not established VSOE of fair value of the hosting services, clarify how this impacts your ability to recognize revenue for the five-year software license upon delivery for such arrangements that contain a hosting element; we refer you to paragraph 12 of SOP 97-2. Please advise.

The Company has established VSOE of fair value of hosting services based on the price that the customer will pay when hosting services are sold separately as a renewal pursuant to paragraph 57 of SOP 97-2. Although the contracts in which the Company hosts the application for its customers are typically five years in duration, the hosting fee charged for such services is an annual fee that can be cancelled at any time should the customer decide to install the software locally. Hosting services can be renewed at the completion of each contract year. Therefore, the Company has established VSOE of fair value of hosting services based on the price charged when hosting services are sold separately as a renewal in accordance with paragraphs 10 and 57 of SOP 97-2. Furthermore, such hosting services are recognized on a straight-line basis in accordance with paragraph 57 of SOP 97-2.

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Securities and Exchange Commission

October 31, 2006

•	Revise your disclosure to provide your hosting service revenue accounting policy. Your current policy is general in nature and basically a recitation of EITF 00-3. In this respect, it appears your disclosure should indicate that your hosting services are generally a SOP 97-2 element in your arrangements and disclose how this element is determined and valued. We refer you to the disclosure guidance of SAB Topic 13.B.

The Company has enhanced its “Sources of Revenue” disclosure on page 39 of the Amendment, its discussion of revenue recognition in the “Critical Accounting Policies and Estimates” section on pages 42 to 45 of the Amendment and its revenue recognition disclosure at Footnote 3(d) on pages F-12 through F-15 of the Amendment to specify that the hosting services element of its arrangements are generally a SOP 97-2 element. In addition, the Company has included a narrative on the way in which the Company determines and values this element pursuant to SAB Topic 13.B.

27.	We note your response to prior comment number 45. Clarify the financial statement caption on your consolidated statements of operations that you classify revenue generated from the application of contract accounting and how your policy for classifying such revenue complies with Rule 5-03(b)(1) of Regulation S-X. As part of your response, tell us how much revenue you recognized from contract accounting in fiscal years ended December 31, 2003, 2004, 2005 and the six months ended June 30, 2006.

For the six months ended June 30, 2006 and the years ended December 31, 2005, 2004 and 2003, the Company recognized $0, $0, $0, and $829,000 from contracts under which the Company applied the proportional performance method of accounting. Of the $829,000 recorded in 2003, $474,000 is included in the term license fees caption and the balance of $355,000 is included in professional services fees. A portion of the total revenue generated through the application of contract accounting is recorded in the term license fees caption of the consolidated statement of operations. The remaining portion of the arrangement is recorded in the professional services fee caption on the consolidated statement of operations. The allocation between the term license fees and professional services fees captions on the consolidated statements of operations is based on the contractual values of each element.

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Securities and Exchange Commission

October 31, 2006

The allocation of revenue between the term license fees and professional services fees captions on the consolidated statement of operations complies with Rule 5-03(b)(1) of Regulation S-X which indicates that revenue from services should be broken out on the consolidated statements of operations. Accordingly, the Company has allocated the portion ascribed to services within the contract to the professional services fees caption on the consolidated statements of operations.

28.	We note your response to prior comment number 47, which states that you “made a judgment that substantially all of its deferred revenue as of each reporting date will convert to revenue within 12 months, and has classified deferred revenue as a current liability on its consolidated balance sheet.”

•	Tell us whether you generally receive payment for the five-year term licenses upon delivery or whether you receive payment for the license over the term of the license. If you receive payment upon delivery, clarify why you do not separately report the current and long-term deferred revenue of this term license.

License revenue from the Company’s five-year term licenses is received entirely within the first year of the contract. The Company’s license fees from five-year term license arrangements are typically recorded at contract execution upon achievement of the four revenue recognition criteria: persuasive evidence of an arrangement, delivery has occurred, fee is fixed and determinable and collectibility is probable. Since the entire initial license fee is recognized upon achievement of these four criteria, there is no deferred revenue from these fees as of each reporting date. Please refer to Appendix A to this response letter for further discussion on revenue recognition, establishment of VSOE of fair value and standard payment terms for the various elements included in the Company’s contractual arrangements.

•	Further, tell us the amount of long-term deferred revenue reported in current liabilities as of December 31, 2004, 2005 and June 30, 2006.

License fees received from arrangements where the Company must amortize such revenue over the term of the contractual arrangement under EITF Issue No. 00-03 are also received in the first year of the contract. Accordingly, there is a portion of these fees which constitute long-term deferred revenue as of each reporting date. As of June 30, 2006 and December 31, 2005 and 2004, there was $686,000, $666,000 and $246,000 of long-term deferred revenue related to such arrangements. The Company has determined that such amounts should be reflected in long-term liabilities as of June 30, 2006, December 31, 2005 and 2004. Please see page F-4 of the Amendment for revised classification of deferred revenue.

•	In addition, clarify why there are judgments involved in determining the amount of current and long-term deferred revenue as of each reporting date.

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Securities and Exchange Commission

October 31, 2006

Since deferred revenue includes amounts received for services not yet performed, the Company is required to exercise judgment with respect to whether or not such revenue will be recognized within the next 12 months. The Company’s experience shows that its services projects are completed in a period of less than 12 months. Additionally, its statements of work for services typically include a start date and an estimated completion date that are within one year of each other. Accordingly, such amounts are included with current liabilities on the consolidated balance sheets.

•	Clarify whether you track deferred revenue by contract to determine the amount of deferred revenue to report at each reporting date.

The Company does in fact track deferred revenue by customer to determine the amount of deferred revenue to report at each reporting date. Furthermore, the Company tracks each customer’s deferred revenue balance by type of revenue in order to determine the amount of revenue to be recorded within the next 12 months.

29.	We note your response and revised disclosure in response to prior comment number 48 and reissue and clarify the comment. Your revised disclosure states that sales compensation is expensed proportionally, and over the same period, that the related revenue is recognized.

•	Please clarify whether the sales commissions are only related to the software element or whether they are related to all elements in your arrangements. Clarify whether you expense the sales commissions as your software revenue is recognized or whether you allocate a portion of the expense to your customer support and professional service revenue.

Sales commissions relate not only to the software element of the Company’s arrangements but to all elements in its arrangements including customer support and professional services. Sales commissions for each element are recorded to expense in the same period(s) that the revenue for that element of the arrangement is recognized. That is, the recognition of revenue in the arrangement is matched to the recognition of the sales commission expense that pertains to the arrangement.

•	Please provide your full accounting policy for sales commissions and explain how your policy complies with accordance with SAB Topic 13, Section A.f, Question 5.

Sales commissions are payable upon receipt of payment from the customer. Since commissions are earned on each element of the arrangement, the commission expense related to each element is recognized concurrently with recognition of the revenue for that element. Should revenue be earned on a particular element prior to the cash payment for that element, the Company records an accrual for the commissions that relate to that element. Conversely, should payment be received in advance of the recognition of revenue for a particular element, the Company records the commission payment for that element as a prepaid expenditure and recognizes the commission expense when the revenue is earned. This accounting is consistent with the guidance found in SAB Topic 13.A.3.f., Question 5 which suggests that when both costs and revenue are deferred, the costs should be charged to expense proportionally and over the same period that the deferred revenue is recognized as revenue. The Company’s policy also conforms to the guidance in paragraph 6 of SFAS 91 and paragraph 4 of Technical Bulletin 90-1 since the only deferral of expense is that of the sales commissions directly related to those elements of a sales arrangement with customers for which revenue recognition is deferred.

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Securities and Exchange Commission

October 31, 2006

(f) Accounts Receivable, page F-15

30.	We note you have recorded approximately $3.1 million of unbilled accounts receivable as of June 30, 2006 for services performed but not billed. Clarify the nature of the services this unbilled revenue relates to and why you were not able to bill for the services performed as of June 30, 2006. Clarify how you have determined that this unbilled revenue is earned and collectible as of June 30, 2006.

Unbilled accounts receivable consists of amounts to be billed to customers in future periods for services and products delivered as of the reporting date. In determining whether or not amounts in unbilled accounts receivable have been earned, and whether or not such items constitute valid revenue, as of the reporting date, the Company considers the four basic revenue recognition criteria: evidence of an arrangement, delivery, collectibility and fixed or determinable fees. For example, a customer has signed an agreement five days prior to the end of the reporting period that includes the elements of license fees and annual support fees. The total fee for license and first year customer support is due in three installments: one-third due within 30 days of contract execution, one-third due within 60 days of contract execution and one-third due within 90 days of contract execution. A contract signed by both parties prior to the end of the period exists. The software element of the arrangement has been delivered. The fee is determined to be fixed and collectibility is determined to be probable through a detailed review of the contract itself and the Company’s historical practices. In this example, the Company would record 100% of the fair value of the license element as of the end of the reporting period. The first installment that has been billed would be recorded as trade accounts receivable. The second and third installments are recorded in unbilled accounts receivable and will be reclassified to trade accounts receivable when they are billed to the customer.

In addition, there are amounts included in unbilled accounts receivable for services performed but for which the Company has not yet billed. For example, a statement of work for a services project stipulates that 50% of the agreed upon fee is due upon execution of the statement of work. The balance of 50% is due upon completion of the services work. In this case, the Company would defer the initial 50% received at signing and recognize this revenue under the proportional performance method. At such time that more than 50% of the services work has been performed, the Company begins to record an unbilled receivable for work performed in excess of the 50% that was collected at contract execution. That amount is then reversed out of unbilled receivables upon billing of the 50% balance to the customer upon completion of the services work.

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Securities and Exchange Commission

October 31, 2006

At the end of each reporting period, the Company reviews its unbilled accounts receivable in order to determine the collectibility of each individual item within that account. Historically, the Company has not incurred material charges related to uncollectible receivables included in unbilled accounts receivable. In determining the collectibility of its unbilled receivables, the Company considers not only its overall collection history with respect to its accounts receivable, but also its collection history with respect to the individual customers that make up the balance of unbilled accounts receivable. That is, a customer by customer review is performed to determine the collectibility of unbilled accounts receivable. In addition, the Company determines whether the fees under these arrangements are fixed or determinable, and the length of time over which the fees are due to determine whether they are collectible and fixed or determinable. Because the examples above represent the Company’s standard practices with respect to billing for products and services, it has determined that the fees in such arrangements are fixed and determinable. Should the Company conclude that the fees are not fixed and determinable at the outset of an arrangement or at any time during a services project, revenue is recognized under such an arrangement as payments are collected (i.e. on a cash basis), assuming all other criteria for revenue recognition have been achieved.

Upon further review of its disclosure regarding unbilled accounts receivable, the Company has determined that it is appropriate to modify its disclosure with respect to unbilled receivables for products delivered and services performed as the unbilled receivables pertain not only to services but to products as well. Please refer to this modified disclosure on page F-16 of the Amendment.

(n) Stock-Based Compensation, page F-17

31.	We note your response to prior comment number 49 and reissue and clarify a portion of the response. We note you include pro forma disclosure for outstanding awards accounted for under the intrinsic value method of APB 25. Since you previously used the minimum value method for pro forma disclosure required by SFAS 123, you cannot continue to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method. That is, you are required to adopt SFAS 123R using the prospective transition method and may not provide any comparative pro forma disclosures for periods prior to the adoption of SFAS 123R. We refer you to paragraph 85 of SFAS 123R. Clarify how you have complied with this guidance and revise your footnote disclosure as appropriate.

The Company supplementally advises the Staff that, having adopted the prospective transition method under SFAS 123R, it has removed the pro forma information from Footnote 3 in the Consolidated Financial Statements included in the Amendment in order to comply with the guidance for nonpublic companies from SFAS 123R, paragraph 85.

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Securities and Exchange Commission

October 31, 2006

32.	We note your revised disclosure in response to prior comment number 50 only discloses the expected life of your stock options. Further revise your disclosure to provide the significant assumptions used to estimate the expected term of the share options. We refer you to paragraph A240.e.(2)(a) of SFAS 123R.

In response to the Staff’s comment, the Company has revised its disclosure at page F-19 in Footnote 3 to provide the significant assumptions used to estimate the expected term of the share options.

(u) Earnings (Loss) Per Share, page F-21

33.	Revise your earnings (loss) per share disclosure to include a reconciliation of the denominator of the basic and diluted per share computation including the share amounts effects of all securities that affect earnings per share pursuant to paragraph 40.a of SFAS 128.

The Company has revised its disclosure on pages F-21 to F-22 of the Amendment to reconcile from the weighted average shares used to compute (loss) income available to common shareholders-basic to weighted average shares used to compute (loss) income available to common shareholders – diluted.

34.	Reconcile the weighted average share used to compute (loss) income available to common shareholders diluted as shown on page F-21 to the amount shown on page F-12 for the year ended December 3l, 2005. Explain why these two amounts do not agree.

The Company has conformed the weighted average shares used to compute (loss) income available to common shareholders – diluted as shown on page F-22 of the Amendment to the amount shown on page F-12 of the Amendment for the year ended December 31, 2005.

35.	Revise your disclosure to clearly indicate the common stock equivalents that are dilutive for the year ending December 31, 2005. In addition, disclose how you determine the potential shares effect for each dilutive instrument (e.g., treasury stock method, if-converted method). Also, explain how your calculation of diluted earnings per share complies with paragraph 26 of SFAS 128.

The Company has revised its disclosure at pages F-21 to F-22 of the Amendment to indicate the common stock equivalents that are dilutive for the year ending December 31, 2005. Additionally, the Company revised its disclosure to indicate that it determined potential shares relating to the assumed conversion of the Company’s redeemable convertible preferred and convertible preferred stock at the beginning of the period using the if-converted method, which is required by paragraph 26 of SFAS 128 and the assumed exercise of outstanding options and warrants using the treasury stock method. The Company has revised its disclosure to indicate that its calculation of the dilutive effect of convertible securities has been prepared by adding back to the historical net income the preferred dividends applicable to the convertible preferred shares, which were deducted from income available to common shareholders pursuant to paragraph 9 of SFAS 128, as specified in paragraph 26 of SFAS 128.

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Securities and Exchange Commission

October 31, 2006

Note (6) Income Taxes, page F-25

36.	We note your analysis supporting your assessment that it as more likely than not at December 31, 2005 that net operating loss carryforwards relating to two years of projected taxable income would be realized in response to prior comment number 51. Please address the following additional comments based on your response:

•	Your response indicates you anticipated the loss in the first six months of fiscal year 2006 (excluding the gain from the change in fair value of redeemable convertible preferred stock conversion options). Your response further indicates that you have overcome this negative evidence based on sales that have closed, but for which related revenue will be recognized over the balance of the year. Tell us your projected loss in the first six months ended June 30, 2006 and income for the years ended December 31, 2006 and 2007. Clarify the amount of backlog necessary to achieve your projected income for fiscal year 2006 and 2007 and the amount of backlog you have committed as of December 31, 2005 and June 30, 2006. Be advised that the weight given to this positive evidence must be “commensurate with the extent to which it can be objectively verified.” That is, projections do not carry much weight unless the projections are based on evidence that can be objectively verified (i.e., projections should be based on executed contracts with customers and not forecast or predictions).

The Company supplementally advises the Staff that the projected tax loss for the six months ended June 30, 2006 was $100,000, however, taxable income for the first 6 months was $75,000. Revenue from existing customers in the second half of 2006 was projected at [CONFIDENTIAL TREATMENT REQUESTED: ___], which included [CONFIDENTIAL TREATMENT REQUESTED: ___] of expected revenue from maintenance and support at June 30, 2006. At December 31, 2005, the comparable figure was expected revenue from maintenance and support of [CONFIDENTIAL TREATMENT REQUESTED: ___] for the first half of 2006. For the nine months ended September 30, 2006, estimated taxable income was [CONFIDENTIAL TREATMENT REQUESTED: ___] (due to the reversing, as expected, of timing differences in the first half as well as the projected reduction in deferred revenues).

In projecting taxable income for 2006, the company expects 4th quarter revenue from maintenance and support of [CONFIDENTIAL TREATMENT REQUESTED: ___]. When combined with the Company’s current sales pipeline for new sales’ revenue recognition of [CONFIDENTIAL TREATMENT REQUESTED: ___] for the fourth quarter and estimated taxable income from the first 9 months, taxable income of [CONFIDENTIAL TREATMENT REQUESTED: ___] results.

The Company had taxable income in 2004 and 2005, which moved it from three-year cumulative loss status, as that term is used in paragraph 102 of SFAS 109. In assessing other factors from paragraph 23 of SFAS 109, the Company looked to its projection of pre-tax income for early future years. Projected pre-tax [CONFIDENTIAL TREATMENT REQUESTED: ___] and is [CONFIDENTIAL TREATMENT REQUESTED: ___]. The Company has projected [CONFIDENTIAL TREATMENT REQUESTED: ___] and continues to estimate [CONFIDENTIAL TREATMENT REQUESTED: ___] which continues the objective evidence of [CONFIDENTIAL TREATMENT REQUESTED: ___]. As a result, in accordance with the guidance in paragraph 102 of SFAS 109, the Company believes it has satisfied the “more likely than not” criteria of paragraph 17e of SFAS 109 that it will [CONFIDENTIAL TREATMENT REQUESTED: ___].

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Securities and Exchange Commission

October 31, 2006

•	Clarify why you believe it is appropriate to exclude the effect of the gain or loss of change in fair value of redeemable convertible preferred stock conversion option when determining your three year taxable income (loss).

In the calculation of taxable income, the effects of the gain or loss of change in fair value of redeemable convertible preferred stock conversion option are excluded because such gain or loss does not affect taxable income either at a balance sheet date or upon conversion of the related preferred stock to common (i.e., a permanent difference between book and tax income). In accordance with SFAS 109, such permanent differences are not used to calculate taxable income.

Note (7) Convertible Preferred Stock and Redeemable Convertible Preferred Stock, page F-27

37.	We note your response to prior comment number 52, which indicates you applied the guidance of the Derivatives Implementation Group (“DIG”) issue B-38 to account for the conversion option in your Series B and C redeemable convertible preferred stock. However, the response to DIG issue B-38 states, “the guidance in this issue may not be applied by analogy to an embedded put or call option in a hybrid instrument that does not contain a debt host contract.”

•	Since your host contract is redeemable convertible preferred stock, clarify why you believe it is appropriate to apply this guidance.

In determining that the “host contract” of the Series B and C redeemable convertible preferred stock was, in substance, a debt host contract, the Company looked to paragraph 60 of SFAS 133 and paragraph 61(l). In accordance with the guidance in those paragraphs, the Company evaluated the characteristics of the Series B and C redeemable convertible preferred stock to determine whether those host contracts were more akin to debt than equity. The factors the Company considered included:

More like debt	More like equity

Liquidation preference [Sec. 4.2b(i)] and Preference rights [Sec. 4.2b(iii]	Voting rights [Sec. 4.2b(v)(A)] & special voting rights [Sec. 4.2b(v)(B)]
Put option (redemption feature) [Sec. 4.2b(iv)]	No mandatory redemption feature
Cumulative fixed rate dividend [Sec. 4.2b(ii)(B)]	In event of sale, participates with common equity in gains above liquidation value of preferred shares [Sec. 4.2b(iii)(A)(4)]
Dividend preference [Sec. 4.2b(ii)(C)]	Antidilution [Sec. 4.2b(vi)(F)(4)]
Penalty interest rate if shares not redeemed upon request [Sec. 4.2b(iv)(F)]	Stock split adjustment [Sec. 4.2b(vi)(F)(1)]
Representation on board [Shareholders Agreement, Sec. 2.1]
First-refusal rights [Shareholder Agreement, Sec. 3.2]

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Securities and Exchange Commission

October 31, 2006

The Company concluded that, even though the Series B and C redeemable convertible preferred stock possess some of the characteristics of equity, such as voting rights and special voting rights, participation in gains on sale and no mandatory redemption feature, the lack of any claim to residual interest in the entity, the redemption feature (written put option) and the fixed dividend rate make it more akin to debt. Therefore, the host contract under DIG B38 meets the criteria of net settlement under paragraph 9a and the appropriate accounting is bifurcation and separate accounting as an embedded derivative in accordance with EITF Issue No. 00-19. The Company’s more detailed analysis is set forth below in further response to this Comment No. 37.

•	Please provide your complete analysis demonstrating the conclusions reached with respect to your Series B and C redeemable convertible preferred stock.

The Company supplementally advises the Staff that the Company’s analysis of the terms of its preferred stock, as further discussed below, led it to conclude that the embedded conversion option in the Series B and C redeemable convertible preferred stock was an embedded derivative within the definition of SFAS 133 and that liability classification of that derivative was appropriate under EITF Issue 00-19.

The Company first analyzed whether the provisions of SFAS 133 applied. After reviewing the scope exceptions of paragraph 11 in SFAS 133, in particular paragraph 11a (i.e., contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position), the Company concluded that the scope exceptions did not apply because, under EITF 00-19, the conversion feature when analyzed as if it were freestanding, would not meet the requirements for equity classification. The specific criteria in paragraphs 12-32 of EITF 00-19 that preclude classification of the embedded derivative as equity are: “contracts that included any provision that could require net-cash settlement cannot be accounted for as equity for the company (that is, asset or liability classification is required for those contracts)” [paragraph 12] and “Generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability.” [paragraph 27]. Since redemption under the terms of the Series B and C redeemable convertible preferred stock is not within the Company’s control, and would require net cash settlement (as interpreted by DIG No. B38), liability rather than equity classification is appropriate. Since the requirements for equity classification are not met, the scope exceptions of paragraph 11 of SFAS 133 do not apply.

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Securities and Exchange Commission

October 31, 2006

The Company next examined the definition of embedded derivatives in paragraph 12 of SFAS 133 and concluded that the following criteria for bifurcation and separate accounting were met:

a. Economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract. The Company reached the conclusion of “not clearly and closely related” on the basis of paragraph 61(l) of SFAS 133, which states: “because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument.” Please see note (c) below for the Company’s determination that the preferred stock host contract is more akin to a debt instrument than an equity instrument.

b. The hybrid instrument is not remeasured at fair value under other Generally Accepted Accounting Principles (the preferred stock is not required to be remeasured at fair valued under the measurement criteria of EITF Topic No. D-98).

c. A separate instrument with the same terms as the embedded derivative would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of SFAS 133. The Company believes that the embedded conversion feature has the characteristics of a derivative in paragraph 6 because of the following reasons: (i) there is an underlying (the preferred stock) and one or more notional amounts (the conversion ratio), (ii) it requires no net investment and (iii) it requires or permits net settlement for its conversion feature (disregarding the redemption feature). Accordingly, the definition of a derivative in paragraph 6 of SFAS would apply.

The Company next analyzed whether the embedded conversion option of the Series B and C redeemable convertible preferred shares met the “net settlement” criteria of paragraph 6c. To make this determination, the Company looked to DIG issue B38. While DIG issue B38 may not be applied by analogy to an embedded put or call option in a hybrid instrument that does not contain a debt host contract, the Company’s evaluation of the terms of its Series B and C redeemable convertible preferred stock satisfied the characteristics of a debt instrument under the criteria of paragraphs 60 and 61(l) of SFAS 133, as specified above.

The Company concluded that the classification criteria in paragraphs 37 and 39 of EITF 00-19 for the embedded written put option (redemption feature) and written call option (conversion feature), were it a freestanding instrument, indicates that the embedded derivative would be a liability because of the net cash settlement option relating to the embedded instrument exists inside the physical settlement of the written put option (redemption feature) of the Series B and C redeemable convertible preferred stock in that the value of the put is at the greater of accreted value (including the accrued and unpaid dividends) or fair market value (as determined by the Company’s Board of Directors or an independent appraisal without discounts for illiquidity and lack of control), and such value by necessity includes the value of the embedded derivative.

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Securities and Exchange Commission

October 31, 2006

The specific criteria in paragraphs 12-32 of EITF 00-19 which preclude classification of the embedded derivative as equity are: ”contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts)” [paragraph 12] and “Generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability.” [paragraph 27]. Since redemption is not within the company’s control, and would require net cash settlement (as interpreted by DIG No. B38), the Company concluded liability classification is appropriate.

•	Please explain the impact the July 2006 modification had on your accounting for Series B and C redeemable convertible preferred stock, if any.

The July 2006 modification of the Series B and C redeemable convertible preferred stock did not change the classification of the underlying host instrument as outside of permanent equity. Although 31.5% of each of those series of preferred stock were converted into common stock and became permanent equity, and the holders agreed to defer their redemption rights until the earlier of March 30, 2007 or the date of the Company’s request to the Securities and Exchange Commission to withdraw the Company’s registration statement on Form S-1 covering the initial public offering of its common stock, under the criteria of EITF Topic No. D-98, redemption of the remaining Series B and C redeemable convertible preferred stock was still outside the control of the issuer, and classification outside of permanent equity remains appropriate.

•	In addition explain in detail the corrections made to the preferred stock conversion option liability, accretion and beneficial conversion option referenced in your response. Explain how your corrected accounting complies with the appropriate guidance.

When the Company first analyzed the terms of its Series B and C redeemable convertible preferred stock, it incorrectly evaluated the embedded derivative conversion option as meeting the criteria for equity classification under EITF 00-19, and therefore no bifurcation or separate accounting was necessary. Upon reexamination in the summer of 2006, the Company concluded that its original classification was incorrect for the reasons stated above. The Company has revised its disclosure to note that the conversion options on Series B and C redeemable convertible preferred stock are now separated from the underlying stock in accordance with SFAS 133, EITF 00-19 and DIG B-38, and accounted for as a liability.

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Securities and Exchange Commission

October 31, 2006

When the Company recorded the Series C redeemable convertible preferred stock redemption values, it determined that the remote possibility of redemption due to the financial condition of the Company did not require accretion of the stated value to liquidation value at the earliest redemption date. Upon reexamination in September 2006, the Company concluded that the Company’s original determination was incorrect, and the Series C redeemable convertible preferred stock has been accreted to its redemption value at the earliest redemption date of June 30, 2004 in accordance with EITF Topic D-98.

When the Company reexamined its accounting for the Series A convertible preferred stock and Series C redeemable convertible preferred stock in the summer of 2006, it determined that the Series A convertible preferred stock and Series C redeemable convertible preferred stock redemption values were in-the-money and that a beneficial conversion option existed, which should be measured in accordance with issue 10 of EITF 00-27.

When the Company realized in September 2006 that the appropriate accounting for the Series C redeemable convertible preferred stock was to accrete its carrying value to redemption value of three times the stated value at the earliest redemption date in accordance with EITF Topic D-98, the redemption value of the Series C redeemable convertible preferred stock was no longer in the money, and the beneficial conversion option recorded for Series C redeemable convertible preferred stock has been reversed in accordance with EITF issue 98-5.

38.	Your response to prior comment number 53 states, in part, that based on your analysis of Issue 10 of EITF Issue 00-27 the commitment date for the Series A convertible preferred stock is established upon the declaration of the convertible preferred dividends by the board. Clarify whether the dividends are discretionary as defined by Issue 10 of EITF 00-27.

The Company supplementally advises the Staff that the dividends on the Series A convertible preferred stock may be paid in kind or in cash at the discretion of the holder, and therefore the dividends do not meet the definition of “not discretionary” in issue 10 of EITF 00-27. Since the dividends are discretionary within the meaning of that paragraph, the commitment date is established upon an event yet to occur, (i.e., the declaration of the dividends), so recognition of the changes in the fair value of the beneficial conversion feature at each balance sheet date becomes appropriate under issue 10 of EITF 00-27.

Note (8) Common Stock Warrants and Options

39.	We note your response to prior comment number 59 and reissue and clarify the comment. Your response focuses on your valuation methodology for the valuations obtained on fiscal years 2001 through 2005. Please reconcile and explain the differences in detail between the fair values of the underlying common stock at each valuation date from January 1, 2005 through the date of filing the IPO, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. Mufson Howe Hunter & Company, LLC (“MHH”) has prepared an independent analysis with respect to the fair value of the common equity of MEDecision, Inc. (the “Company”) as of December 31, 2001, 2002, 2003, 2004 and 2005 (the “Valuation Dates”). In addition, clarify the date your valuation report is based on for each fiscal year (e.g. December 31, 2005). As part of your response, ensure to thoroughly explain how the fair value increased from $2.26 per share in fiscal year 2005 to $11.00 per share in the second quarter of 2006. Clarify how this value compares to the midpoint of your IPO offering range.

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Securities and Exchange Commission

October 31, 2006

On six different dates between January 1, 2005 through the date of the filing the Registration Statement, the Company granted stock options. The retrospective fair values of the Company’s common stock that were determined in June 2006 by an independent valuation specialist are shown below:

Retrospective valuation date	Retrospective fair value

December 31, 2004	$2.02
December 31, 2005	$4.52
June 30, 2006 (received in August, 2006)	$6.34

At October 30, 2006, the mid-point of the filing range, on a pre-adjusted basis, is $15.00 per share. All values discussed in this response include the reverse stock split contemplated to occur just prior to the effectiveness of the offering, and that is considered in the pricing range indicated in the Amendment. For this reason, these values are not identical to those set forth in the valuation report.

In the Company’s response to the Staff’s prior Comment No. 59, the Company erroneously indicated in the table included in that response that the fair value of its common stock in the second quarter of 2006 was $22.00 per share. The table should have indicated that the fair value of the Company’s common stock at April 2006 was $4.52 per share.

The $22.00 per share was calculated based upon the low end of the valuation range provided by the underwriter during the second quarter and did not consider any adjustment to the outstanding shares. This price was intended to be a “safe harbor” calculation for option grants beginning in the second quarter of 2006 and was not intended to be the fair value of the Company’s common stock in the second quarter. The potential filing range provided by the underwriter in the second quarter was not intended to be, and would not meet the definition of a “valuation,” as evidenced by the subsequent decline to $15.00.

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Securities and Exchange Commission

October 31, 2006

The fair value of the common equity was estimated retrospectively by an independent valuation specialist using a probability-weighted analysis of the present value of the common stock assuming a liquidity event in the form of either an initial public offering, sale of the company or dissolution.

Between January 1, 2005 and December 31, 2005 the significant changes in fair value of the common stock from $2.02 to $4.52 resulted from:

• The valuation of comparable public companies increased in 2005. The median enterprise value to one-year forward revenue increased from 2.1x to 2.2x from December 31, 2004 to December 31, 2005.

• The probability of an IPO increased from 10% to 25%, increasing weighted average fair value by $0.82 per share. The median revenue for IPO companies had decreased indicating an increased probability that smaller companies could complete an IPO. However, given the need for any IPO by the Company to have a pre-money valuation of at least $150 million in order to qualify as a “qualified public offering” as required by the designations of the Company’s preferred stock, the likelihood of an IPO was still considered remote by management.

• The probability of a potential sale of the Company was partially offset by a reduced probability of a sale of the Company from 85% to 70%. A sale of the Company triggers nearly $40 million in liquidation preferences, plus accrued dividends, to be paid to the Company’s preferred shareholders, greatly reducing the value of the Company’s common shares (since the probability of dissolution remains static at 5%, the increased probability of an IPO necessarily decreases the probability of a sale of the Company).

• In the fourth quarter of 2005, the Company began a pilot program to deliver electronically Patient Clinical Summaries to emergency room staff at a Delaware trauma center; The Company believes this event is a significant reason for the increased interest in underwriters in taking the Company public, because of the significant potential future impact upon future revenue and earnings growth from this new product offering.

• In November 2005, the Company signed a contract with a significant customer to license the Company’s Integrated Medical Management suite.

• In November 2005, as part of the contract mentioned above, the significant customer became the first customer to contract for the delivery of the Company’s Patient Clinical Summary to its provider network.

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Securities and Exchange Commission

October 31, 2006

• The positive events described above were offset in part by disappointing financial results. During the nine months ended September 30, 2005, the Company’s revenue and operating income were substantially lower than its internal operating plan. At September 30, 2005, revenue and operating income were $3.4 million, or 12%, and $2.4 million, or 73%, below plan, respectively.

Between January 1, 2006 and June 30, 2006, the significant changes in fair value from $4.52 to $6.34 resulted from:

• The valuation of comparable companies increased approximately 8%.

• The probability of an IPO increased from 25% to 70% due to much more favorable indications from potential underwriters of the Company’s prospects in an initial public offering and substantial progress at June 30, 2006 in the drafting of the Registration Statement. This change increased the weighted average fair value by $1.86 per share.

• Both the valuation and probability associated with a sale of the Company decreased since December 31, 2005 due to a decline in the valuations of comparable company acquisitions and a decline in the likelihood of a sale due to the increased probability of the Company’s proposed IPO and the strong desire to pursue an IPO rather than a sale due to the higher potential reward to investors.

• During the second quarter of 2006, the Company began work on two new modules that will allow it to receive data from other payers and providers to be included in the clinical information provided in the delivery of the Patient Clinical Summary. The Company believes this will significantly enhance the usefulness of Patient Clinical Summaries to an attending physician, which in turn should lead to a higher value of this product to payers and providers. This further increased the momentum of the business of the Company, and significantly increased the marketing impact for the underwriters in the pending IPO.

• In late second quarter of 2006, the Company delivered an interface to HCSC that will allow patients to securely enter information which is not in the files of the payer to be included in data base maintained by HCSC, such as over the counter medications, prior provider claims history and other information. The Company anticipates that this will further increase the utility of the PCS product to payers and providers. This development increased the demonstrated momentum of the business of the Company, and also increased the marketing impact by the underwriters in the pending IPO.

• At the conclusion of the first quarter of 2006, the Company signed a contract with another significant customer for licensing of the full complement of the Company’s clinical pathways. This acceptance by a large regional provider of the full complement of the Company’s clinical pathways demonstrates further market acceptance of the full range of the Company’s product offerings, which further increased the momentum of the business of the Company, and the marketing impact by the underwriters in the pending IPO.

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Securities and Exchange Commission

October 31, 2006

The considerations to reconcile between the fair value of the Company’s common stock of $6.34 at June 30, 2006 and the mid-point of the filing range of $15.00 are:

• An increase in the valuation of comparable public companies of approximately 7% since June 30, 2006 and an improving environment for companies to complete a public offering which resulted in a doubling in the number of IPO registration statements filed in the third quarter of 2006 compared to the second quarter of 2006;

• The IPO valuation, by definition, assumes a IPO completion likelihood of 100%, whereas our valuation consultant is only assuming a likelihood of 70% as of June 30, 2006.

o On August 11, 2006, the Company filed a registration statement for an initial offering of its stock which was accepted by the Securities Exchange Commission that same day;

o On September 20, 2006 the underwriter provided the Company with a preliminary pricing valuation. Even though the preliminary valuation was below the initial valuation provided by the underwriter, this preliminary valuation would meet the definition of a Qualified IPO as set forth in the rights and designations of the preferred stock; and

o On October 20, 2006 the underwriter provided the valuation to be used as the pricing range of the offering, which includes a set of comparable companies that differ from that used by the independent valuation specialist in the determination of the fair value of the common stock.

• The elimination of the illiquidity discount of 15% applicable to private company shares, increasing the weighted average fair value by $2.26 per share.

40.	We note your response to prior comment number 60 and reissue and clarify the comment. Your response indicates you have provided the disclosure referenced in paragraph 179 of the Practice Aid. However, your current footnote disclosure only appears to provide stock option grant information as of each fiscal year end. Therefore, for each grant date consider revising to include, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts) for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing.

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Securities and Exchange Commission

October 31, 2006

In response to the Staff’s comment, the Company has revised its disclosure at page F-35 of Footnote 8 to include the requested information.

Part II

Indemnification of Directors and Officers, page II-1

41.	We note that you filed a form of indemnification agreement as exhibit 10.16 with amendment no. 2 to the registration statement. Please revise your disclosure in this section to describe the material terms of that agreement and whether or not you have entered into such agreements with your officers and directors.

In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Indemnification and Limitation of Director and Officer Liability” at page 100 of the Amendment by describing the materials terms of the form of indemnification agreement. The Company supplementally informs the Staff that it has not entered into any such agreement as of the date hereof but intends to do so prior to the consummation of this offering.

Exhibits, page II-4

42.	Pursuant to Section II.D.5 of Staff Legal Bulletin No. 1, you should revise the exhibit index to indicate that portions of Exhibits 10.13, 10.14(i), 10.14(ii), 10.14(iii) and 10.15 have been omitted pursuant to a request for confidential treatment.

In response to the Staff’s comment, the Company has revised the exhibit index to indicate that portions of Exhibits 10.13, 10.14(i), 10.14(ii), 10.14(iii) and 10.15 have been omitted pursuant to a request for confidential treatment.

          We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,

/s/ Brian M. Katz

Brian M. Katz
of Pepper Hamilton LLP

cc:	David St. Clair
Selim Day
Barry M. Abelson

Appendix A

PRODUCT	INITIAL CONTRACT TERM	PRICING	PAYMENT TERMS	REVENUE CLASSIFICATION	VSOE	REVENUE RECOGNITION
Advanced Medical Management (AMM) AMM Annual Maintenance and Support	5 years	[CONFIDENTIAL TREATMENT REQUESTED: _________	[CONFIDENTIAL TREATMENT REQUESTED: ____________	Term License	VSOE is not established for the license fee. This is typically the amount ascribed as license fee after VSOE is determined for all undeliverable elements included in contract.	Recorded at contract execution based upon the residual method in accordance with SOP 97-2, assuming (1) persuasive evidence of an arrangement exists; (2) delivery of product has occurred; (3) the license fee is fixed and determinable; and (4) the collection of the license fee is probable.
	1 year, with 4 one year renewals	_____________]	_____________]	Subscription, Maintenance and Transactions	VSOE is established by the renewal rate, which is substantive. The customer can cancel maintenance and support after the initial contract year. The contract provides the annual maintenance and support fees for each of the contract years. The subsequent years' annual maintenancne and support fees (the renewal rates) are equal to the fee for the initial contract year.	The payment of each annual support and maintenance fee is recorded in deferred revenues and amortized over the fiscal teelve month period that the maintenance and support services are provided.
Clinical Rules and Processes (CRP) Clinical Rules and Processes Annual Support and Maintenance	5 years	[CONFIDENTIAL TREATMENT REQUESTED: _____________	[CONFIDENTIAL TREATMENT REQUESTED: _____________	Term License	VSOE is not established for the license fee. This is typically the amount ascribed as license fee after VSOE is determined for all undeliverable elements included in contract.	Recorded at contract execution based upon the residual method in accordance with SOP 97-2, assuming (1) persuasive evidence of an arrangement exists; (2) delivery of product has occurred; (3) the license fee is fixed and determinable; and (4) the collection of the license fee is probable.
	1 year, with 4 one year renewals	_____________]	_____________]	Subscription, Maintenance and Transactions	VSOE is established by the renewal rate, which is substantive. The customer can cancel maintenance and support after the initial contract year. The contract provides the annual maintenance and support fees for each of the contract years. The subsequent years' annual maintenance and support fees (the renewal rates) are equal to the fee for the initial contract year.	The payment of each annual support and maintenance fee is recorded in deferred revenues and amortized over the fiscal twelve month period that the maintenance and support services are provided.
Analytics and Disease Management (ADM)	1 year, with 4 one year renewals	[CONFIDENTIAL TREATMENT REQUESTED: ____________]	[CONFIDENTIAL TREATMENT REQUESTED: _______________]	Subscription, Maintenance and Transactions	VSOE is established by the renewal rate, which is substantive. The customer can cancel after the initial contract year. The contract provides the annual fees for each of the contract years. The subsequent years' annual fees (the renewal rates) are equal to the fee for the initial contract year.	The payment of each annual fee is recorded in deferred revenues and amortized over the fiscal twelve month period that the services are provided.
Transaction and Information Exchange (TIE)	1 year, with 4 one year renewals	[CONFIDENTIAL TREATMENT REQUESTED: _________ PLUS _______________]	[CONFIDENTIAL TREATMENT REQUESTED: _____________________ ________________]	Subscription, Maintenance and Transactions	VSOE is established by the renewal rate, which is substantive. The customer can cancel after the initial contract year. The contract provides the annual fees for each of the contract years. The subsequent years' annual fees (the renewal rates) are equal to the fee for the initial contract year.	The payment of each annual fee is recorded in deferred revenues and amortized over the fiscal twelve month period that the services are provided.
				Subscription, Maintenance and Transactions	The transaction rate is fixed and does not change during contract period.	The transaction revenue is recorded in the period the transaction occurs.
Hosted Services	1 year, with 4 one year renewals	[CONFIDENTIAL TREATMENT REQUESTED: __________________]	[CONFIDENTIAL TREATMENT REQUESTED: _________________]	Subscription, Maintenance and Transactions	VSOE is established by the renewal rate, which is substantive. The customer can cancel after the initial contract year. The contract provides the annual fees for each of the contract years. The subsequent years' annual fees (the renewal rates) are equal to the fee for the initial contract year.	The payment of each annual fee is recorded in deferred revenues and amortized over the fiscal twelve month period that the services are provided.
Professional Services	Based upon project duration	[CONFIDENTIAL TREATMENT REQUESTED: ___________________]	[CONFIDENTIAL TREATMENT REQUESTED: ___________________]	Professional Services	VSOE of services is determined based upon a customer's classification and the hourly rate at which services are sold separately to that class of customer.	Payments for services for fixed price projects are recorded as deferred revenue. Services deferred revenue is recorded in the results of operations using the proportional performance method based on direct labor hours incurred to date as a percentage of total estimated project hours required to complete the project.